FROM :

Mar. 25 2002 11:46AM P2

02022525

AB VF 4-4-02

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SEC FILE NUMBER
8- 44549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED APR 03 2002 WASH, D.C. 354

SEC MAIL PROCESSING SECTION RECEIVED APR 03 2002 WASH, D.C. 366

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRADEWAY SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5875 AVENIDA ENCINAS
(No. and Street)

CARLSBAD (City) CA (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. GUILTINAN 760-602-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKEEHAN & COMPANY
(Name — *if individual, state last, first, middle name*)

180 S. LAKE AVENUE, 7TH FLOOR (Address) PASADENA (City), CA (State) 91101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 4-4-02

OATH OR AFFIRMATION

I, ROBERT M. GUILTINAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADEWAY SECURITIES GROUP INC, as of MARCH 25, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT / CFO.
Title

Douglas E. Sutor [signature]
Notary Public

DOUGLAS E. S[illegible]OR
COMM. #12[illegible]6
Notary Public-[illegible]
SAN DIEGO [illegible]
My Comm. Exp. Ma[illegible] 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

TRADEWAY SECURITIES GROUP, INC.

(A California Corporation)

DECEMBER 31, 2001

SKEEHAN & COMPANY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

180 SOUTH LAKE AVENUE, SEVENTH FLOOR
PASADENA, CALIFORNIA 91101
(626) 585-9555 • FACSIMILE (626) 792-2162

WWW.SKEEHANCO.COM

MEMBER
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

FILE NO.

INDEPENDENT AUDITORS REPORT

To The Board of Directors and Stockholders of
Tradeway Securities Group, Inc.
Carlsbad, California

We have audited the accompanying balance sheet of Tradeway Securities Group, Inc. (a California Corporation) as of December 31, 2001, and the related statements of income, accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradeway Securities Group, Inc. (a California Corporation) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. Differences exist between Schedule I and the Computation of Net Capital as reported on Part IIA of Forms X-17A-5 filed by the Company at December 31, 2001 due to additional expenses recorded as a result of our examination. Schedule 2 reconciles these differences.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has significant operating losses for the year ended December 31, 2001. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are described in Note 11, Going Concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SKEEHAN & COMPANY
Pasadena, California

March 29, 2002

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash and Cash Equivalents	$ 245,965	
Commissions Receivable	36,491	
Interest Receivable	3,000	
Employee Advances	1,450	
Investments in Marketable Securities, at cost	6,641	
Prepaid Expenses	38,460	
Total Current Assets		$ 332,007
Property and Equipment		
Office Equipment	124,212	
Leasehold Improvements	86,631	
Accumulated Depreciation	(61,639)	
Total Property and Equipment		149,204
Other Assets		
Deposits	48,080	
Total Other Assets		48,080
Total Assets		$ 529,291

The Accompanying Notes Are An Integral Part Of These Financial Statements
See Accountant's Audit Report

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

BALANCE SHEET
DECEMBER 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$ 71,802	
Commissions Payable	87,353	
Income Taxes Payable	800	
Total Current Liabilities		$ 159,955
Long Term Liabilities		
Note Payable, Stockholder	25,867	
Deferred Income Tax Payable	7,437	
Total Long Liabilities		33,304
Total Liabilities		193,259
Stockholders' Equity		
Common Stock, $2 par value, 10,000 Shares Authorized, Issued and Outstanding	20,000	
Paid-in Capital	457,273	
Accumulated Deficit	(141,241)	
Total Stockholders' Equity		336,032
Total Liabilities & Stockholders' Equity		$ 529,291

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2001

Revenue	$ 3,885,814
Operating Expenses - See Schedule	4,067,536
Net Loss From Operations	(181,722)
Other Income (Expense)	
Depreciation	(24,322)
Loss On Disposal of Assets	(5,248)
Total Other Income (Expense)	(29,570)
Loss Before Provision for Taxes	(211,292)
Provision for Income Taxes	(800)
Net Loss	(212,092)
Retained Earnings, January 1, 2001	86,721
Prior Period Adjustment – Error To correct prepaid expenses	(15,870)
Balance at Beginning of Year, as Restated	70,851
Accumulated Deficit, December 31, 2001	$ (141,241)

The Accompanying Notes Are An Integral Part Of These Financial Statements
See Accountant's Audit Report

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2001

Cash Flows From Operating Activities:		
Net Loss		$ (212,092)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation	$ 24,322	
Prior Period Adjustment – Error	(15,870)	
Loss on Disposal of Assets	5,248	
Decrease in Commissions Receivable	200,291	
Decrease in Prepaid Expenses	37,074	
Increase in Marketable Securities	(15,107)	
Decrease in Payroll Taxes Payable	(9,118)	
Decrease in Commission Payable	(115,699)	
Decrease in Accounts Payable	(75,000)	
Decrease in Other Receivables	4,702	
Increase in Income Taxes Payable	(41,047)	
Total Adjustments		(204)
Net Cash Used in Operating Activities		(212,296)
Cash Flows From Investing Activities:		
Acquisition of Fixed Assets	(16,492)	
Proceeds from Sale of Fixed Assets	4,000	
Net Cash Used in Investing Activities		(12,492)
Cash Flows From Financing Activities:		
Decrease in Notes Payable, Stockholders	(74,133)	
Increase in Paid in Capital	89,333	
Net Cash Provided by Financing Activities		15,200
Net Decrease in Cash		(209,588)
Cash and Cash Equivalents at Beginning of Year		455,553
Cash and Cash Equivalents at December 31, 2001		$ 245,965
Supplementary Information		
Interest Paid		$ 0
Income Taxes Paid		$ 0

The Accompanying Notes Are An Integral Part Of These Financial Statements
See Accountant's Audit Report

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Number	Common Stock Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)
Balance at January 1, 2001	10,000	$ 20,000	$ 367,940	$ 86,721
Prior Period Adjustment – Error				(15,870)
Additional Paid-in Capital			89,333	
Net Loss For The Year				(212,092)
Balance at December 31, 2001	10,000	$ 20,000	$ 457,273	$ (141,241)

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Nature of Business and Summary of Accounting Policies

Nature of Business

The company was incorporated on January 21, 1992. It operates as a Broker/Dealer and was registered with the Securities and Exchange Commission on February 13, 1992 and the National Association of Securities Dealers, Inc. on May 8, 1992. The Company conducts its business pursuant to Rule 15c3-1 (a)(2)(iii) under the Securities Exchange Act of 1934, as Amended, and in accordance therewith is required to maintain a minimum net capital of $100,000.

Accounting Method

The Company maintains its books and records, reports its financial statements and income tax returns on the accrual basis of accounting.

Concentration Risk

The Company currently generates a significant amount of its revenue from one stockholder of the Company who, in turn, relies on the Company's compliance with SEC rule 15c3-1, requiring minimum net capital of $100,000. Therefore, this concentration gives risk to the potential lack of future revenues.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Note 2 - Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

Cash	$	195,694
Cash, Clearing Accounts		50,271
	$	245,965

Cash in clearing accounts totaling $50,271 is included in cash in the accompanying financial statements. The Company has agreements with Wedbush Morgan Securities and Penson Financial Services to clear and maintain customer accounts for the Company. At December 31, 2001, both firms required the amount of $25,000, plus accrued interest to be on deposit. At December 31, 2001 the amount on deposit with Wedbush Morgan Securities was $25,203 and $25,485 with Penson Financial Services, less a net cash deficit of $417 in the error account.

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 3 - Investments in Marketable Securities

At December 31, 2001 the Company carried at cost common stock investments with the following market value:

	# Shares	Aggregate Investment
NetGateway, Inc.	6,287	2,200
The NASD Stock Market, Inc.-Warrants	300	3,300
Global Sources Limited – Warrants	75,000	1,125
Alliance Capital Reserves	16	16

At December 31, 2001 the equity in the net assets of companies carried at cost was $6,641.

Note 4 - Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed by using the straight-line method over the estimated useful lives of the related assets.

Depreciation expense for 2001 was $24,322.

Upon the sale or retirement of property and equipment the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is recognized. Repairs and maintenance expenditures that do not extend the useful lives are included in expenses during the period they are incurred.

Note 5 - Related Party Transactions

At December 31, 2001, the Company owed the following amounts to shareholders:

Frank Guiltinan	$ 9,333
Joe Mangiapane	16,534
Total Notes Payable	$ 25,867

The loans bear interest at no percent.

Note 6 - Commitments and Contingent Liabilities

The company leases office space in Irvine, California under an operating lease expiring January 31, 2004.

Minimum future rental payments under this lease for the next year and in aggregate are:

Year Ended December 31,	Amount
2002	$ 107,500
2003	19,000
Total	$ 126,500

The Company leases office space in Carlsbad, California under an operating lease expiring December 31, 2003.

Minimum future rental payments under this lease for the next year and in aggregate are:

Year Ended December 31,	Amount
2002	$ 142,648
2003	149,095
Total	$ 291,743

Total rent expense for 2001 aggregated is $326,041.

The Company entered into an agreement with MCI Communications for a term of three years expiring March, 2003. Under the agreement, the Company is committed to minimum usage volumes. The Company has been engaged in a dispute with MCI and has demanded damages in excess of the $13,000 billed and owed to MCI at December 31, 2001. Management of the Company believes the resolution of this dispute will not result in any material adverse effect on the Company's financial position.

The Company is a defendant in numerous lawsuits filed by its customers for security violations. The lawsuits ask for actual and punitive damages totaling $500,000. The majority of the suits are to be determined by arbitration. The Company believes that the suits are completely without merit and intends to vigorously defend its position(s).

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $101,689, which was $1,689 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.58 to 1.

Note 8 - Income Taxes

The provision for income taxes reported on the statements of income and retained earnings reflects the calculated taxes using the financial statement income adjusted for nondeductible items and applying current federal and state rates. The accompanying income statement and accumulated deficit also reflects a deferred tax benefit or expense in order to account for temporary differences between financial statement income and tax income. Temporary differences occur when accounting for depreciation.

The deferred tax liability at December 31, 2001 was comprised of the following:

Excess of tax depreciation over financial accounting depreciation	$ 7,437

Note 9 - Subsequent Events

On March 1, 2002 the company entered an agreement with Hyogo Atrium, Inc. the lessor of the company's Irvine office to terminate the Lease. The agreement stipulates that the Company will pay Atrium Irvine, Inc. a total of $126,500. $12,500 is due upon the date of the agreement and $9,500 per month for twelve months commencing March 1, 2002. At the date of this report, Company is in compliance with the agreement.

Additionally, if the premises are re-let prior to the completion of the monthly payments stated above, and after the Company's payment of fair and reasonable real estate broker's commission prorated over the life of the agreement, the remaining payments shall be reduced to $4,750 per month. At the date of this report the premises have not been re-let.

The agreement's default provision states that in the event of non-payment or late payment the remaining balance is accelerated and due and payable. At the date of this report the company is not in default.

Note 10 - Correction Of An Error

Retained Earnings at the beginning of 2001 has been adjusted to correct an error in recording of prepaid expenses paid in 2000. Had the error not been made, net income for 2000 would have been decreased by $15,870, net of income tax of $11,863.

Note 11 - Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the company as a going concern. However, the Company sustained substantial operating losses in 2001 and continues to incur losses through the date of this report.

Management believes that aggressive reduction of operating expenses subsequent to December 31, 2001 will reduce the Company's financial deficiencies. However, management believes it will need to increase revenues substantially to meet its monthly obligations. Furthermore, management believes it will need to rely on additional capital contributions to comply with the requirements of SEC rule 15c3-1.

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

SCHEDULE OF OPERATING EXPENSES
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2001

Operating Expenses		
Advertising	$	4,562
Administrative Salaries		392,211
Auto Expense		18,650
Bad Debt Expense		2,454
Bank Charges		615
Bonuses		5,057
Clearing Expenses		274,253
Commissions		2,476,469
Computer Expense		13,950
Contract Services		17,222
Education		2,023
Exchange/Quotation Fees		72,296
Insurance		78,149
Legal & Accounting		(8,521)
Office Expense		22,300
Officer Salaries		111,125
Payroll Taxes		45,783
Postage		21,291
Rent		326,041
Registration Fees		10,990
Repairs & Maintenance		8,899
Settlement Expense		72,700
Tax & Licenses		1,156
Telephone		89,894
Travel		691
Utilities		7,276
Total	$	4,067,536

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

SCHEDULE 1 - NET CAPITAL COMPUTATION
AT
DECEMBER 31, 2001

Aggregate Indebtedness		$ 159,955
Net Capital Credit Items:		
Deferred Income Tax Payable	7,437	
Common Stock	20,000	
Paid in Capital	457,273	
Accumulated Deficit	(141,241)	
Total Net Capital Credit Items		$ 343,469
Less Net Capital Debit Items:		
Prepaid Expenses	38,460	
Employee Advances	1,450	
Property, Net	149,204	
Deposits	48,080	
Securities not Readably Marketable	3,300	
Investment Deduction	1,286	
Total Net Capital Debit Items		(241,780)
Net Capital		101,689
Required Net Capital		100,000
Excess Net Capital		$ 1,689

TRADEWAY SECURITIES GROUP, INC.
(A California Corporation)

SCHEDULE 2 - RECONCILIATION OF NET CAPITAL
AT
DECEMBER 31, 2001

Unaudited Net Capital - Form X-17A-5, Part IIA December 31, 2001	$	133,860
Adjustments to Form X-17A-5, Part IIA:		
Accrual of Additional Expenses and Accounts Payable at December 31, 2001		(32,171)
Net Capital Per Audited Statement - Schedule 1	$	101,689

See Accountant's Audit Report

SKEEHAN & COMPANY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
180 SOUTH LAKE AVENUE, SEVENTH FLOOR
PASADENA, CALIFORNIA 91101
(626) 585-9555 • FACSIMILE (626) 792-2162
WWW.SKEEHANCO.COM

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

FILE NO.

To The Board of Directors
and Stockholders of
Tradeway Securities Group, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Tradeway Securities Group, Inc. (A California Corporation) for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Tradeway Securities Group, Inc. (A California Corporation) that we considered relevant to the objectives stated in rule 17a-5(g), to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The Company has retained Wedbush Morgan Securities and Penson Financial Services as the Clearing Broker/Dealer and therefore did not transact any business in securities for itself or any customers during 2001, therefore we did not make a study of the practices and procedures of the Company, (1) for safeguarding securities; (2) for making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; (3) for complying with the requirement for prompt payment for securities under Section 4(c) or Regulation T of the Board of Governors of the Federal Reserve System; and (4) for obtaining and maintaining possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

SKEEHAN & COMPANY
Pasadena, California

March 29, 2002